SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

NEVSTAR CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

64156G 30 0

(CUSIP Number)

Lin Tan
123 Chuangye Road, Haizhou District
Fuxin, Liaoning
People’s Republic of China 123000
(86) 418 399 5066

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2008

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

(Continued on following pages)

1	NAMES OF REPORTING PERSONS
Money Victory Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,438,612

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,438,612

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,438,612
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.75%(1)

14	TYPE OF REPORTING PERSON
CO (2)

(1)

This percentage is based upon 25,001,800 shares of Common Stock issued and outstanding as of March 31, 2008 pursuant to SEC Rule 13d-3(d)(1).

1	NAMES OF REPORTING PERSONS
Lin Tan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,438,612(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,438,612(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,438,612(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.75%(2)

14	TYPE OF REPORTING PERSON
IN

(1)

Ms. Lin Tan ("Ms. Tan") is deemed to be the beneficial owner of the 15,438,612 shares directly owned by Money Value Limited ("Money Value") pursuant to Rule 13d-3 of the Exchange Act and has shared voting and dispositive power over these shares with Money Value.  Ms. Tan is currently a 77.51% shareholder of Money Value after she transferred 22.49% of Money Value's ownership to Wonder Auto Limited, a British Virgin Islands corporation, for $5 million on April 9, 2008.  Ms. Tan expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(2)

This percentage is based upon 25,001,800 shares of Common Stock issued and outstanding as of March 31, 2008 pursuant to SEC Rule 13d-3(d)(1).

1	NAMES OF REPORTING PERSONS
Lihui Song

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,438,612(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.75%(2)

14	TYPE OF REPORTING PERSON
IN

(1)

Includes 15,438,612 shares that Lihui Song’s spouse Ms. Lin Tan is deemed to be the beneficial owner pursuant to Rule 13d-3 of the Exchange Act.  Ms. Tan is currently a 77.51% shareholder of Money Value Limited which directly owns 15,438,612 shares.  Lihui Song expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(2)

This percentage is based upon 25,001,800 shares of Common Stock issued and outstanding as of March 31, 2008 pursuant to SEC Rule 13d-3(d)(1).

Item 1.  Security and Issuer.

The name of the issuer is Nevstar Corporation, a Nevada corporation (the “Company”), which has its principal executive offices at 123 Chuangye Road, Haizhou District, Fuxin, Liaoning, China.  This statement relates to the Company’s common stock, $0.01 par value per share (the “Common Stock”).

Item 2.  Identity and Background.

(a)-(f).  Money Victory Limited.  This Schedule 13D is being filed by Money Victory Limited, a company organized under the law of British Virgin Islands (“Money Victory”).  Money Victory is a holding company with no active business operations.  The address of its principal office and place of business is Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands.  During the last five years, Money Victory has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)-(f).  Lin Tan.  This Schedule 13D is being filed by Ms. Lin Tan, a citizen of People’s Republic of China (“Ms. Tan”).  Ms. Tan’s principal occupation is a professor of Liaoning Technology University. Ms. Tan’s business address is No. 47 Zhonghua Road, Fuxin, Liaoning, People’s Republic of China 123000. During the last five years, Ms. Tan has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)-(f).  Lihui Song.  This Schedule 13D is being filed by Lihui Song, a citizen of People’s Republic of China (“Mr. Song,” together with Ms. Tan and Money Value, the “Reporting Persons”).  Mr. Song is the president, CEO and chairman of the Company. Mr. Song’s business address is 123 Chuangye Road, Haizhou District, Fuxin, Liaoning, China 123000. During the last five years, Mr. Song has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Money Victory received the securities covered by this Schedule 13D pursuant to that certain share exchange agreement, dated March 31, 2008, by and among the Company, Dollar Come Investments Limited (“Dollar Come”) and the shareholders of Dollar Come (“Share Exchange Agreement”).  Pursuant to the Share Exchange Agreement, all of the capital stock of Dollar Come held by Money Victory was exchanged for 15,438,612 shares of the Common Stock on March 31, 2008, the closing date of the Share Exchange Agreement.

Ms. Tan was 100% owner of Money Victory on March 31, 2008. On April 9, 2008, Ms. Tan sold 22.49% of her ownership in Money Victory to Wonder Auto Limited, a British Virgin Islands corporation, for $5 million. As a result of this transaction, Ms. Tan currently owns 77.51% of Money Value.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Company’s Common Stock pursuant to the Share Exchange Agreement as described in Item 3 above.  In connection with and as a result of the Share Exchange Agreement, there were change of control of the Company and changes to the Company’s board of directors which were more fully described in the current report on Form 8-K filed by the Company on March 31, 2008 (the “Form 8-K”).

Except as set forth in this Schedule 13D and the Form 8-K, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)

For purposes of Rule 13d-3 promulgated under the Exchange Act, Money Victory is the beneficial owner of 15,438,612 shares of the Common Stock, representing 61.75% of the outstanding shares of the Common Stock.

For purposes of Rule 13d-3 promulgated under the Exchange Act, Ms. Tan is the beneficial owner of 15,438,612 shares of the Common Stock, representing 61.75% of the outstanding shares of the Common Stock.  Ms. Tan expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Song is the beneficial owner of 15,438,612 shares of Common Stock, representing 61.75% of the outstanding shares of the Common Stock.  Mr. Song expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(b)

Ms. Tan and Money Victory have shared voting and dispositive power over the 15,438,612  shares of Common Stock that are directly owned by Money Value.

(c)

On April 9, 2008, Ms. Tan transferred 22.49% of her ownership in Money Victory to Wonder Auto Limited, a British Virgin Islands corporation, for $5 million dollar. Under the stock purchase agreement between Ms. Tan and Wonder Auto Limited, Wonder Auto Limited cannot receive shares of the Common Stock until such time that such shares may be transferred to Wonder Auto Limited consistent with applicable U.S. Securities Law.

Other than the transaction in connection with the Share Exchange Agreement described in Item 3 and the transaction described above, the Reporting Persons did not effect any transactions in the Company’s securities within the past 60 days.

(d)

Except as disclosed herein and in the Form 8-K, no one other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the Form 8-K, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description

A

Share Exchange Agreement, dated March 31, 2008, among the Company, Dollar Come Investments Limited and its shareholders. [Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed by the Company on March 31, 2008].

B	Joint Filing Agreement of Money Value, Mr. Song and Ms. Tan.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2008

/s/ Lin Tan
Lin Tan

/s/ Lihui Song
Lihui Song

MONEY VICTORY LIMITED

By: /s/ Hong Tan
Name: Hong Tan
Title: Director

Exhibit B

JOINT FILING AGREEMENT

             In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Nevstar Corporation, and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him, her, or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she, or it knows or has reason to believe that such information is inaccurate.

Dated:  April 10, 2008

/s/ Lin Tan
Lin Tan

/s/ Lihui Song
Lihui Song

MONEY VICTORY LIMITED

By: /s/ Hong Tan
Name: Hong Tan
Title: Director